Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	24 June 2014

SIMS METAL MANAGEMENT ANNOUNCES

SRS RESTRUCTURING INITIATIVES AND RELATED CHARGES

Sims Metal Management Limited (the “Company”) today announces restructuring initiatives designed to reset and streamline the Sims Recycling Solutions (“SRS”) business as part of a Group strategic review currently being undertaken.

The review has determined certain loss making assets to be outside of the strategic long-term interests of the Company. These operations include a substantial portion of SRS in the UK and all of SRS in Canada. Legislation and market dynamics in the UK and Canada have resulted in these businesses being commercially unattractive to the Company going forward. The Company will redirect its capital and resources instead to other portions of the global businesses that are more attractive as it continues to develop its platform for SRS customer relationships worldwide.

The Company’s UK Metals operations, fridge recycling and IT asset management solutions are core and therefore not impacted by the restructuring activities. SRS operations outside of the UK and Canada are also core and therefore not impacted by the restructuring activities.

The Company expects to recognise restructuring charges of circa $80 to $85 million of which the non-cash portion relates primarily to fixed asset impairment and is circa $35 million. The restructuring charges will be recorded as significant items in the Company’s second half results of FY14.

In addition to the above impacts from restructuring activities, the Company is currently engaged in its annual impairment measurement process, and expects to impair goodwill in regard to SRS in an amount ranging from $20 to $30 million.

These initiatives and charges are part of a broad review of the Company’s operations and strategy. The full details of this review will be announced to the market on 23 July 2014.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 265 facilities and 6,100 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 63% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

+1 917 226 9482